EXHIBIT 99.1

Volvo Seriously Concerned about Accusations of Bribes to Iraq

GOTEBORG, Sweden, Oct. 28, 2005 (PRIMEZONE) -- AB Volvo takes a serious view of the accusations of bribes leveled at the company in a report from the UN. "We are now investigating the matter more closely to determine what has happened," says Volvo's CEO Leif Johansson. "If it is confirmed that the accusations are valid and improper actions have occurred, we will naturally take actions."

Paul Volcker, Chairman of the independent inquiry committee, has in his final report released the findings on how business was conducted with Iraq during the UN's "food-for-oil" program. According to the Volcker report, a large number of companies, including Volvo, paid kick-backs to the Iraqi regime in exchange for contracts with the Iraqi authorities.

"We take a serious view of Volvo being mentioned in the UN report, even if Paul Volcker has stated that a mention in the report does not necessarily mean that the company is guilty of an improprieties or even knew that a sales agent acted improperly. We will now attempt to determine exactly what happened and, if improprieties occurred, we will of course take action," says Volvo's CEO Leif Johansson.

Volvo's code of conduct contains specific rules forbidding the use of bribes in business dealings.

"Our rules are perfectly clear to ensure that improprieties shall not occur," says Leif Johansson. "Nevertheless, we cannot exclude that someone or some people in our organization, or our sales agent in Iraq, have breached the code. However, until we have reviewed the report and underlying factual material in detail, I cannot draw any specific conclusions."

October 28, 2005

For further information, please contact Marten Wikforss, +46 31 66 11 27, +46 70 559 11 49

The Volvo Group is one of the world's leading manufacturers of trucks, buses and construction equipment, drive systems for marine and industrial applications, aerospace components and services. The Group also provides complete solutions for financing and service. The Volvo Group, which employs about 81,000 people, has production facilities in 25 countries and sells their products in more than 185 markets. Annual sales of the Volvo Group amount to 20 billion euro. The Volvo Group is a publicly held company headquartered in Goteborg, Sweden. Volvo shares are listed on the stock exchanges in Stockholm and on NASDAQ in the U.S.

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